SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           FORM 10-SB

           General Form for Registration of Securities
                 of Small Business Issuers Under
                     Section 12(b) or (g) of
               the Securities Exchange Act of 1934



                         INDIGINET, INC.
(Exact Name of Small Business Issuer as specified in its charter)



                       Florida                        65-0972865
(State or other jurisdiction            (IRS Employer File Number)
  of incorporation)



74-478 Highway #111, #372 Palm Desert, CA         92260
(Address of principal executive offices)          (Zip Code)



                         (760) 423-0282
      (Registrant's telephone number, including area code)



   Securities registered pursuant to Section 12(b) of the Act:

                              None

   Securities registered pursuant to Section 12(g) of the Act:

                  Common stock, par value $.001





                             PART I


ITEM 1.   DESCRIPTION OF BUSINESS

          Indiginet,  Inc. (the Company or the Registrant)  is  a
Florida  Corporation.  The principal business address  is  74-478
Hwy #111, #372, Palm Desert, CA 92260.  It's telephone number  is
760-423-0282.

          The  Company  was  originally incorporated  as  October
Project 1 Corp. under the laws of the State of Florida on September 24, 1997. Effective September 7, 2000 the Company approved a name change to Indiginet, Inc.

          The Company is in the development stage because it has not commenced planned principal operations in attempting to search for and develop or acquire a business opportunity. The Company is minimally capitalized. The Company has not engaged in any substantial business activity over a sustained period of time and thus cannot be said to have a successful operating history. The Company has not been subject to any bankruptcy, receivership or similar proceedings.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS
          OR PLAN OF OPERATIONS

          Plan of Operation - General

          The Company is seeking business opportunities. At this time, the company has no plan, proposal, agreement, understanding or arrangement to acquire or merge with any specific business or company, and the Company has not identified any specific business or company for investigation and evaluation. No member of Management or promoter of the Company has entered into any material contracts with any other company with respect to any acquisition of that Company. (See Item 8 Description of Securities.) The Company will not restrict its search to any specific business, industry or geographical location, and the Company may participate in a business venture of virtually any kind or nature. The discussion for the proposed business under this caption and throughout this document is purposefully general and is not meant to be restrictive of the company's virtually unlimited discretion to search for and enter into potential business opportunities.

          The  Company  intends to obtain funds in  one  or  more
private placements to finance the operation of any acquired business. Persons purchasing securities in these placements and other shareholders will likely not have the opportunity to participate in the decision relating to any acquisition. The Company's proposed business is sometimes referred to as a 'blind pool' because any investors will entrust their investment monies to the Company's management before they have a chance to analyze any ultimate use to which their money may be put. Consequently, the Company's potential success is heavily dependent on the company's management, which will have virtually unlimited discretion in searching for and entering into a business opportunity. None of the officers and directors of the Company has had any experience in the proposed business of the Company. There can be no assurance that the Company will be able to raise any funds in private placements. In any private placement, management may purchase shares on the same terms as offered in the private placement. (See 'Item 5, Directors, Executive Officers, Promoters and Control Persons').

          The Company may seek a business opportunity with a firm that only recently commenced operations, or a developing company in need of additional funds for expansion into new products or markets, or an established company seeking a public vehicle. In some instances, a business opportunity may involve the acquisition or merger with a corporation which does not need substantial additional cash but which desires to establish a public trading market for its common stock. The Company may purchase assets and establish wholly owned subsidiaries in various business or purchase existing businesses as subsidiaries.

          The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries, and shortages of available capital, management believes that there are numerous firms seeking the benefits of a publicly traded corporation. Such perceived benefits of a publicly traded corporation may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for the principals of a business, creating a means for providing incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statues)for all shareholders, and other factors. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

          As is customary in the industry, the Company may pay a finder's fee for locating an acquisition prospect. If any such fee is paid, it will be approved by the Company's Board of Directors and will be in accordance with the industry standards. Such fees are customarily between 1% and 5% of the size of the transaction, based upon a sliding scale of the amount involved. Such fees are typically in the range of 5% on a $1,000,000 transaction rateably down to 1% in a $4,000,000 transaction. Management had adopted a policy that such a finder's fee or real estate brokerage fee could, in certain circumstances, be paid to any employee, officer, director or 5% shareholder of the Company, if such person plays a material role in bringing a transaction to the Company and if securities counsel to the Company determines that the payment of any such finder's fee is not in violation of federal or state securities law.

          The Company has, and will continue to have, insufficient capital with which to provide the owners of business opportunities with any significant cash or other assets. However, management believes the Company will offer owners of business opportunities the opportunity to acquire a controlling ownership interest in a public company at substantially less cost than is required to conduct an initial public offering. The owners of the business opportunities will, however, incur significant post-merger or acquisition registration costs in the event they wish to register a portion of their shares for subsequent sale. The Company will also incur significant legal and accounting costs in connection with the acquisition of a business opportunity including the costs of preparing post-effective amendments, Forms 8-K, agreements and related reports and documents. However, the officers and directors of the Company have not conducted market research and are not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

          The Company does not intend to make any loans to any prospective merger or acquisition candidates or unaffiliated third parties.





          Sources of Opportunity

          The Company anticipates that business opportunities for possible acquisition will be referred by various sources, including its officers and directors, professional advisors, securities broker-dealers, venture capitalists, member of the financial community, and others who may present unsolicited proposals. The Company will seek a potential business opportunity from all known sources, but will rely principally on personal contracts of its officers and directors as well as indirect associations between them and other business and professional people. It is not presently anticipated that the Company will engage professional firms specializing in business acquisitions or reorganizations.

          The officers and directors of the Company are currently employed in other positions and will devote only a portion of their time to the business affairs of the Company, until such time as an acquisition has been determined to be highly favorable, at which time they expect to spend full time in investigating and closing any acquisition. In addition, in the face of competing demands for their time, the officers and directors may grant priority to their full-time positions rather than to the Company.

          Evaluation of Opportunity

          The analysis of new business opportunities will be undertaken by or under the supervision of the officers and directors of the Company. Management intends to concentrate on identifying prospective business opportunities that may be brought to its attention through present associations with others.

          In analyzing prospective business opportunities, management will consider such matters as the available technical, financing and managerial resources; working capital and other financial requirements; history of operation, if any; prospects for the future; present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research,
development  or  exploration;  specific  risk  factors  not   now
foreseeable but which then may be anticipated to impact the proposed activities of the potential for profit; the perceived public recognition or acceptance of products, services or trades; name identification; and other relevant factors. Officers and directors of each Company will meet personally with management and key personnel of the firm sponsoring the business opportunity as part of their investigation. To the extent possible, the
Company intends to utilize written reports and personal investigation to evaluate the above factors. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained.

          It may be anticipated that any opportunity in which the Company participates will present certain risks. Many of these risks cannot be adequately identified prior to selection of the specific opportunity, and the Company's shareholders must, therefore, depend on the ability of management to identify and evaluate such risk. In the case of some of the opportunities available to the Company, it may be anticipated that the promoters thereof have been unable to develop a going concern or that such business is in its development stage in that it has not generated significant revenues from its principal business activities prior to the Company's participation. There is a risk even after the Company's participation in the activity and the related expenditure of the Company's funds, that the combined enterprises will still be unable to become a going concern or advance beyond the development stage. Many of the opportunities may involve new and untested products, processes, or market strategies that may not succeed. The Company and, therefore, its shareholders will assume such risks.

          The Company will not restrict its search for any specific kind of business, but may acquire a venture that is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is currently impossible to predict the status of any business in which the Company may become engaged, in that such business may need additional capital, may merely desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer.

          Acquisition of Opportunities

          In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, franchise or licensing agreement with another corporation or entity. It may also purchase stock or assets of an existing business. On the consummation of a transaction, it is possible that the present management and shareholders off the Company will not be in control of the Company. In addition, a majority or all of the Company's officers and directors may, as part of the terms of the acquisition transaction, resign and be replaced by new officers and directors without a vote of the Company's shareholders.

          It is anticipated that any securities issued in any such reorganization would be issued in reliance on exemptions from registration under applicable Federal and State securities laws. In some circumstances, however, as negotiated element of this transaction, the Company may agree to register such securities either at the time the transaction is consummated, under certain conditions, or at specified time thereafter. The issuance of substantial additional securities and their potential sale into a trading market in the Company's Common Stock may have a depressive effect on such market. While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so-called 'tax free' reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code of 1986, as amended (the 'Code'). In order to obtain tax-free treatment under the code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company, including past and current investors, would retain less than 20% of the issued and outstanding shares of the surviving entity, which could result in significant dilution in the equity of such shareholders.

          As part of the Company's investigation, officers and directors of the Company will meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise. The manner in which each Company participates in an opportunity will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity, and the relative negotiating strength of the Company and such other management.

          With respect to any mergers or acquisitions, negotiations with target company management will be expected to focus on the percentage of the Company that target company shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event that the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then shareholders, including past and current investors.

          The Company will not have sufficient funds (unless it is able to raise funds in a private placements) to undertake any significant development, marketing and manufacturing of any products that may be acquired. Accordingly, following the acquisition of any such product, the Company will, in all likelihood, be required to either seek debt or equity financing or obtain funding from third parties, in exchange for which the Company would probably be required to give up a substantial portion of its interest in any acquired product. There is no assurance that the Company will be able either to obtain additional financing or interest third parties in providing funding for the further development, marketing and manufacturing of any products acquired.



          The principal criteria for evaluating acquisitions which the Company may engage in will be the amount of investment required by the Company, the degree of risk to the Company, the potential return on investment to the Company, the Company's expertise in each situation and the expertise and reliability of the acquiree in any such situation.

          It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision were made not to participate in a specific business opportunity the costs therefore incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss of the Company of the related costs incurred.

          Management believes that the Company may be able to benefit from the use of 'leverage' in the acquisition of a business opportunity. Leveraging a transaction involves the acquisition of a business through incurring significant indebtedness for a large percentage of the purchase price for that business. Through a leveraged transaction, the Company would be required to use less of its available funds for acquiring the business opportunity and, therefore, could commit those funds to the operations of the business opportunity, to acquisition of other business opportunities or to other activities. The borrowing involved in a leveraged transaction will ordinarily be secured by the assets of the business opportunity to be acquired. If the business opportunity acquired is not able to generate sufficient revenues to make payments on the debt incurred by the Company to acquire that business opportunity, the lender would be able to exercise the remedies provided by law or by contract. These leveraging techniques, while reducing the amount of funds that the Company must commit to acquiring a business opportunity, may correspondingly increase the risk of loss to the Company. During periods when interest rates are relatively high, the benefits of leveraging are not as great as during periods of lower interest rates because the investment in the business opportunity held on a leveraged basis will only be profitable if it generates sufficient revenues to cover the related debt and other costs of the financing. Lenders from which the Company may obtain funds for purposes of a leveraged buy-out may impose restrictions on the future borrowing, distribution, and operating policies of the Company. It is not possible at this time to predict the restrictions, if any, which lenders may impose or the impact thereof on the Company.

          Competition

          The Company is an insignificant participant among firms that engage in business combinations with, or financing of, development stage enterprises. There are many established management and financial consulting companies and venture capital firms which have significantly greater financial and personnel resources, technical expertise and experience than the Company. In view of the Company's limited financial resources and management availability, the Company will continue to be at a significant competitive disadvantage vis-a-vis the Company's competitors.

          Regulation and Taxation

          The Investment Company Act of 1940 defines an 'investment company' as an issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading of securities. While the Company does not intend to engage in such activities, the Company could become subject to regulation under the Investment Company Act of 1940 in the event the Company obtains or continues to hold a minority interest in a number of development stage enterprises. The Company could be expected to incur significant registration and compliance costs if required to register under the Investment Company Act of 1940. Accordingly, management will continue to review the Company's activities from time to time with a view toward reducing the likelihood that the Company could be classified as an 'investment company'.

          The   Company   intends  to  structure  a   merger   or
acquisition in such a manner as to minimize Federal and State tax consequences to the Company and to any target company.

          Employees

          The  Company's  presently does not have any  employees.
The Company plans to hire employees in the future but has formulated no definite plans at this point.

          Liquidity and Capital Resources

          As of the end of the reporting period, the Company had no material cash or cash equivalents. There was no significant change in working capital during this fiscal year.

          As of the date of this Registration Statement, there are no plans, proposals, arrangements, or understandings with respect to the sale or issuance of additional securities of the Company. The Company plans to examine the feasibility of a public offering to expand its operations. No definitive plans currently exist for a public offering at this time.

          Management feels that the Company has inadequate working capital to pursue most of its business opportunities other than to effect an acquisition with third parties. The Company's capital requirements for the foreseeable future will be supplied through internally generated profits, if any, and borrowings.



ITEM 3.   DESCRIPTION OF PROPERTY

          The Company has an office located in Palm Desert, California which the Company rents on a month to month basis at a cost of $1,150.00 from an unaffiliated third party. The Company also has a working agreement with the Company directors to use office space, telephones and secretarial services supplied on a gratis basis.



ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
          OWNERS AND MANAGEMENT

      The following tables set forth information relating to the beneficial ownership of Company common stock by those persons beneficially holding more than 5% of the Company's common stock, by directors and executive officers, and by all of the Company's directors and executive officers as a group. As of January 31, 2001 there were 25,000,000 Common Shares issued and outstanding.

(A) SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS:


   Title of        Name and        Amount and     Percentage of
    Class         Address of        Nature of      outstanding
                  Beneficial       Beneficial
                     Owner          Ownership

Common Stock    Jeffrey Black    20,000,000              80%
                74-478 Highway   Shares
                111,  #372,      Record and
                Palm Desert,     Beneficial
                CA  92260


(B) SECURITY OWNERSHIP OF MANAGEMENT:

Title of Class     Name and        Amount and     Percentage of
                  Address of        Nature of      outstanding
                  Beneficial       Beneficial
                     Owner          Ownership

                Jeffrey Black    20,000,000
Common Stock    74-478 Highway   Shares                  80%
                111,             Record and
                #372, Palm       Beneficial
                Desert
                CA  92260

Common Stock    All Officers     20,000,000             80%
                and Directors    Shares Record
                as a Group       and Beneficial
                (one person)

(C) CHANGES IN CONTROL:
     There are currently no arrangements known to management that may result in a change in control of the Company.



ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
          CONTROL PERSONS

          Directors and Executive Officers

The members of the Board of Directors of the Company serve until the next annual meeting of stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors. There are no family relationships among the Company's officers and directors, nor are there any arrangements or understandings between any of the directors or officers of the Company or any other person pursuant to which any officer or director was or is to be selected as an officer or director. Information as to the directors and executive officers of the Company is as follows:


NAME                        AGE        POSITIONS HELD

Jeffrey Black               44           President,     Secretary,
                                       Treasurer and  Director

Jeffrey Black

Mr. Black has served as the President, Secretary, Treasurer and sole director of the Company since August 17, 2000. For the past five years, Jeffrey Black has served as the President and as a director of Investors Communications Group, Inc., a public relations corporation.

          Conflicts of Interest

          Certain conflicts of interest now exist and will continue to exist between the Company and its officers and directors due to the fact that each has other business interests to which he devotes his primary attention. Each officer and director may continue to do so notwithstanding the fact that management time should be devoted to the business of the Company.

          Certain conflicts of interest may exist between the Company and its management, and conflicts may develop in the future. The Company has not established policies or procedures for the resolution of current or potential conflicts of interest between the Company, its officers and directors or affiliated entities. There can be no assurance that management will resolve all conflicts of interest in favor of the Company, and failure by management to conduct the Company's business in the Company's best interest may result in liability to the management. The officers and directors are accountable to the Company as fiduciaries, which means that they are required to exercise good faith and integrity in handling the Company's affairs. Shareholders who believe that the Company has been harmed by failure of an officer or director to appropriately resolve any conflict of interest may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights and the Company's rights.

          The Company has no arrangement, understanding or intention to enter into any transaction for participating in any business opportunity with any officer, director, or principal shareholder or with any firm or business organization with which such persons are affiliated, whether by reason of stock ownership, position as an officer or director, or otherwise.



ITEM 6.   EXECUTIVE COMPENSATION

          No compensation is paid or is anticipated to be paid by the Company. It is possible that upon an acquisition some compensation may be paid to management. On acquisition of a business opportunity, current management may resign and be replaced by persons associated with the business opportunity acquired, particularly if the Company participates in a business opportunity by effecting a reorganization, merger or consolidation. If any member of current management remains after effecting a business opportunity acquisition, that member's time commitment will likely be adjusted based on the nature and method of the acquisition and location of the business which cannot be predicted. Compensation of management will be determined by the new board of directors, and shareholders of the Company will not have the opportunity to vote upon or approve such compensation.

          Directors  currently receive no compensation for  their
duties  as  directors.   The Company has no retirement,  pension,
profit-sharing,   stock  option,  insurance  or   other   similar
programs.



ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

          No transactions required to be disclosed by Item 404 of Regulation S-B have occured during the last two years and there are no such proposed transactions.



ITEM 8.   DESCRIPTION OF SECURITIES

          The  Company  is authorized to issue 50,000,000  Common
Shares each having a par value of $.001 per share.  As of January
31, 2001, 25,000,000  Common Shares are outstanding, owned by  18 shareholders.

          Each shareholder of Common Stock, either in person or by proxy, may cast one vote per share of Common Stock held on all matters to be voted on. The presence, in person or by proxy, of the holders of a majority of the total number of shares entitled to vote constitutes a quorum for the transaction of business. Assuming that a quorum is present, the affirmative vote of a majority of the shares of the Company present in person or represented by proxy is required. The Company's articles do not provide for cumulative voting or pre-emptive rights.

          There are no outstanding options or warrants of any kind for the Company's stock. The Company has never paid a dividend on its Common Shares, and it currently intends to retain earnings, if any, for use in its business and to finance future growth. Accordingly, the Company anticipates that no dividends will be paid to holders of Common Shares in the foreseeable future. Any future determination as to the distribution of the cash dividends will depend upon the earnings and financial position of the Company at that time and such other factors as the Board of Directors may deem appropriate.



                         PART II



ITEM 1.   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
          COMMON EQUITY AND OTHER STOCKHOLDER MATTERS



          The Company's shares of Common Stock are currently traded on the National Quotation Bureau 'Pink Sheets' under the symbol IGNT.

     The reported high and low bid prices for the Common Stock are shown below for the actual trading of the shares of the
Company. Only random bids and offers were listed. The quotations reflect inter-dealer prices and do not reflect retail mark-ups, mark-downs or commissions. These prices may not reflect actual sales. These figures are from J. Alexander Securities, Inc.

Period                    Shares               High          Low

September 1, 2000         2,000               $1.00         $1.00

September 29, 2000          500               $1.12         $1.12

October 13, 2000          5,000               $1.25         $1.00

October 25, 2000          1,000               $--           $0.02

October 31, 2000            500              $1.40          $1.40

November 6, 2000         12,500              $1.50          $1.40



          As of January 31, 2001 there were 18 stockholders of record.

          No dividends have been declared on the Company's stock.
Nor does the Company foresee any dividends being declared in the near future.



ITEM 2.   LEGAL PROCEEDINGS

          No legal proceedings of a material nature to which the Company is a party were pending during the reporting period, and the Company knows of no legal proceedings of a material nature pending or threatened or judgments entered against any director or officer of the Company in his capacity as such.



ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
          ON ACCOUNTING

          The   Company   did  not  have  any  disagreements   on
accounting and financial disclosures with its accounting firm during the reporting period.



ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

          None

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

          The Florida Business Corporations Act authorizes Florida corporations to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation or other entity, against liability incurred in connection with such proceeding, including any appeal thereof, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation. With respect to any criminal action or proceeding, the party must have had no reasonable cause to believe his conduct was unlawful. In the case of an action by or on behalf of a corporation, indemnification may not be made if the person seeking indemnification is adjudged liable, unless the court in which such action was brought determines such person is fairly and reasonably entitled to indemnification. The indemnification provisions of Florida law require indemnification if a director or officer has been successful on the merits or otherwise in defense of any action, suit, or proceeding to which he was a party by reason of the fact that he is or was a director or officer of the corporation. The indemnification authorized under Florida law is not exclusive, and is in addition to any other rights granted to officers and directors under the Articles of Incorporation or Bylaws of the corporation or any agreement between officers and directors and the corporation. A corporation may purchase and maintain insurance or furnish similar protection on behalf of any officer or director against any liability asserted against the officer or director and incurred by the officer or director in such capacity, or arising out of the status, as an officer or director, whether or not the corporation would have the power to indemnify him against such liability under Florida law.

          Article X of the Company's Articles of Incorporation provides that to the fullest extent permitted by law, no director or officer of the Company shall be personally liable to the Company or its shareholders for damages for breach of any duty owed to the Company or its shareholders. In addition, Article X provides that the Company shall have the power in its By-Laws or in any resolution of its stockholders or directors, to undertake to indemnify the officers and directors of the Company against any contingency or peril as may be determined to be in the best interests of the Company, and, in conjunction therewith, to procure, at the Company's expense, policies of insurance.







                              PART F/S

                         FINANCIAL STATEMENTS

                  INDIGINET, INC. (A FLORIDA CORPORATION)
                 FORMERLY KNOWN AS OCTOBER PROJECT I CORP.
                       (A DEVELOPMENT STAGE COMPANY)

                            FINANCIAL STATEMENTS

                       DECEMBER 31, 2000 AND 1999 AND
                    FROM INCEPTION TO DECEMBER 31, 2000







                  INDEPENDENT AUDITOR'S REPORT


Shareholders and Board of Directors
Indiginet, Inc. (a Florida Corporation)
Palm Desert, California


     I have audited the accompanying balance sheets of Indiginet, Inc. (formerly October Project I Corp.) a development stage company as of December 31, 2000 and 1999, and the related statements of operations, stockholders' equity, and cash flows for the years then ended and for the period from September 24, 1997 (inception) to December 31, 2000.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Indiginet, Inc. as of December 31, 2000 and 1999 and the results of its operations and its cash flows for the years then ended and from September 24, 1997 (inception) to December 31, 2000, in conformity with U.S. generally accepted accounting principles.

     The  accompanying  financial statements have  been  prepared assuming the Company will continue as a going concern. As discussed in Note D to the financial statements, the Company has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note D. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
                                   /s/
                                   LARRY WOLFE
                                   Certified Public Accountant

Miami, Florida
January 18, 2001

                             -1-
            INDIGINET, INC. (A FLORIDA CORPORATION)
                FORMERLY OCTOBER PROJECT I CORP.
                 (A DEVELOPMENT STAGE COMPANY)
                         BALANCE SHEETS
                   DECEMBER 31, 2000 AND 1999

                                               2000          1999
                             ASSETS
Current Assets:
Total Current Assets
                                             $     -     $     -
Other Assets:
Total Other Assets                                 -           -
     Total Assets
                                             $     -     $     -

              LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
   Due to Related Company                    $5025       $     -
   Accrued Expenses
                                              4900             -
Total Current Liabilities                     9925       $     -

Other Liabilities:
Total Other Liabilities                            -           -
     Total Liabilities                   $   9,925       $     -

Stockholders' Equity (Deficit):

Capital Stock -
   Common stock - $.001 par value
   50,000,000 shares authorized, 23,285,000
   shares issued and outstanding - 2000;
   5,000,000 shares issued and
   outstanding - 1999                     $ 23,285        $  5,000
Additional Paid-in Capital                   1,715              -
Stock Subscription Receivable from Officer (20,000)             -
(Deficit) accumulated during the
 development stage                         (14,925)         (5,000)
Total Stockholders' Equity (Deficit)      $ (9,925)       $     -

     Total Liabilities and Stockholders'
        Equity (Deficit)                     $     -      $     -

See Accompanying Notes to Financial Statements.

                              -2-
            INDIGINET, INC. (A FLORIDA CORPORATION)
                FORMERLY OCTOBER PROJECT I CORP.
                 (A DEVELOPMENT STAGE COMPANY)
                    STATEMENT OF OPERATIONS
       FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999 AND
    FROM INCEPTION (SEPTEMBER 24, 1997) TO DECEMBER 31, 2000


                                                      Inception
                                                      Sept. 24,
                                                      1997 to

                                    2000     1999     Dec. 31,
                                                      2000

Revenue                              $-       $-        $-

Operating Expenses                  9925       -      14925

Income (Loss) Before Tax
Provision (Credit)               $(9,925)     $-    $(14925)

Provision for Income Tax (Credit):
   Federal Income Tax                $-       $-        $-
   State Income Tax                   -        -         -

Total Provision for Income
Tax (Credit)                         $-       $-        $-

       Net Income (Loss)         $(9,925)     $-    $(14,925)

Per Share Information:
   Basic and diluted income
   (loss) per share                  $-       $-        $-

Weighted Average Shares of Common
   Stock Outstanding             10761028  5000000   6762594



See Accompanying Notes to Financial Statements.




                              -3-
            INDIGINET, INC. (A FLORIDA CORPORATION)
                FORMERLY OCTOBER PROJECT I CORP.
                 (A DEVELOPMENT STAGE COMPANY)
                    STATEMENT OF CASH FLOWS
       FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999 AND
    FROM INCEPTION (SEPTEMBER 24, 1997) TO DECEMBER 31, 2000


                                                        Inception
                                                        Sept. 24,
                                                        1997 to

                                               2000      1999     Dec.31,
                                                                  2000
Cash Flows From Operating Activities:
   Net (Loss)                                $(9,925)    $-       $(14,925)
   Adjustments to Reconcile Net Income to
   Net Cash Provided by Operating
   Activities:
      Issuance of Common Stock for Services        -      -          5,000
   Change Assets and Liabilities:
      Increase in Current Liabilities          9,925      -          9,925
     Net Cash Provided by (Used in)
        Operating Activities$                    -0-     $-          $ -0-

Cash Flows From Investing Activities$            -       $-          $   -

Cash Flows From Financing Activities:
   Issuance of Common Stock for Cash$            -0-     $-0-        $ -0-
     Net Cash Provided (Used) By
        Financing Activities$                    -0-     $-0-        $ -0-
     Net Increase (Decrease) in Cash
        and Cash Equivalents$                    -0-     $-0-        $ -0-

Cash and Cash Equivalents at the
   Beginning of Year                             -0-      -0-          -0-

Cash and Cash Equivalents at the
   End of Year                                 $ -0-     $-0-         $-0-




See Accompanying Notes to Financial Statements.



                              -5-
            INDIGINET, INC. (A FLORIDA CORPORATION)
                FORMERLY OCTOBER PROJECT I CORP.
                 (A DEVELOPMENT STAGE COMPANY)
              STATEMENT OF CASH FLOWS (CONTINUED)
       FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999 AND
    FROM INCEPTION (SEPTEMBER 24, 1997) TO DECEMBER 31, 2000



                                                           Inception
                                                           Sept. 24,
                                                           1997 to

                                              2000     1999     Dec. 31,
                                                                2000

Additional Cash Flow Information:
   Cash Paid During the Period for -
      Interest (Non-Capitalized)$             -0-      $-0-      $-0-
      Income Taxes                        $   -0-      $-0-      $-0-
   Non-Cash Activities -
      Issuance of Common Stock for
         Subscription Receivable          $20,000      $-0-     $20,000
      Common Stock of the Company
         Contributed by Shareholder and
         Subsequently Canceled$             1,715      $-0-     $ 1,715


See Accompanying Notes to Financial Statements.


                              -6-









                 INDIGINET, INC. (A FLORIDA CORPORATION)
                     FORMERLY OCTOBER PROJECT I CORP.
                      (A DEVELOPMENT STAGE COMPANY)
               STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
         FROM INCEPTION (SEPTEMBER 24, 1997) TO DECEMBER 31, 2000



                             Total     Common Stock      Additional Stock
                         Stockholders' Number            Paid-In   Subscription    Accumulated
                             Equity    of Shares  Amount Capital   Receivable      Deficit

Issuance of Common Stock
for Services on September
   25, 1997                  5000      5000000    5000       -          -             -
Net Loss                     (5000)    -          -          -          -           (5,000)

Balance at December
   31, 1997                  -0-       5000000    5000       -          -           (5,000)
Net Loss                     -0-       -          -          -          -            -0-

Balance at December
   31, 1998                  -0-       5000000    5000       -          -           (5,000)
Net Loss                     -0-       -          -          -          -            -0-
Balance at December
   31, 1999                  -0-       5000000    5000       -          -           (5,000)
Issuance of Common Stock
   for Subscription
   Receivable on
   September 7, 2000         -         20000000   20000      -          (20,000)     -

Common Stock Contributed
   to and Canceled by the
   Company on
   September 7, 2000         -         (1715000) (1,715)     1,715       -           -
Net Loss                     (9,925)   -          -          -           -           (9,925)

Balance at December
   31, 2000                  (9,925)   23285000   23285      1,715       (20,000)    (14,925)







            INDIGINET, INC. (A FLORIDA CORPORATION)
           FORMERLY KNOWN AS OCTOBER PROJECT I CORP.
                 NOTES TO FINANCIAL STATEMENTS
                       DECEMBER 31, 2000


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     1.   Organization -

     The Company was incorporated in Florida on September 24, 1997 as October Project I Corp., and on September 7, 2000 effected a name
     change to Indiginet, Inc.   The Company is in its development stage
     and to date its activities have been limited to organization and capital formation.

      2.  Intangible Assets -

     The Company makes reviews for the impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Under SFAS No. 121, an impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. No such impairment losses have been identified by the Company to date.

      3.  Income Per Share -

     Basic Earnings per Share ('EPS') is computed by dividing net income available to common stockholders by the weighted average number of common stock shares outstanding during the year. Diluted EPS is computed by dividing net income available to common stockholders by the weighted average number of common stock shares outstanding during the year plus potential dilutive instruments such as stock options and warrants. The effect of stock options on diluted EPS is determined through the application of the treasury stock method, whereby proceeds received by the Company based on assumed exercises are hypothetically used to repurchase the Company's common stock at the average market price during the period. Loss per share is unchanged on a diluted basis since the Company has no potentially dilutive securities outstanding.

      4.  Cash -

     For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

     5.  Use of Estimates -

     The preparation of the Company's financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

      6.  Financial Instruments -

     The Company's short-term financial instruments consist of cash and cash equivalents and accounts payable. The carrying amounts of these financial instruments approximates fair value because of their short-term maturities.
     Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash. During the year the Company did not maintain cash deposits at financial institutions in excess of the $100,000 limit covered by the Federal Deposit Insurance Corporation. The Company does not hold or issue financial instruments for trading purposes nor does it hold or issue interest rate or leveraged derivative financial instruments.

      7.  Stock-Based Compensation -

     The Company adopted Statement of Financial Accounting
Standard No. 123 (FAS 123), Accounting for Stock-Based Compensation beginning with the Company's first quarter of 1996. Upon adoption of FAS 123, the Company continued to measure compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by APB No. 25, Accounting for Stock Issued to Employees. The Company did not pay any stock-based compensation during any period presented.

      8.  Comprehensive Income -

     SFAS No. 130, 'Reporting Comprehensive Income', establishes guidelines for all items that are to be recognized under accounting standards as components of comprehensive income to be reported in the financial statements. The statement is effective for all periods beginning after December 15, 1997 and reclassification financial statements for earlier periods will be required for comparative purposes.
To date, the Company has not engaged in transactions which would result in any significant difference between its reported net loss and comprehensive net loss as defined in the statement.

      9.  Costs of Computer Software -

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use ('SOP 98-1"). SOP 98-1 provides authoritative guidance on when internal-use software costs should be capitalized and when these costs should be expensed as incurred.

     Effective in 1998, the Company adopted SOP 98-1, however the Company has not incurred costs to date which would require evaluation in accordance with the SOP.

     10.  Segments -

Effective December 31, 1998, the Company adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information ('SFAS
131"). SFAS 131 superseded SFAS No. 14, Financial Reporting for Segments of a Business Enterprise. SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of SFAS 13 did not affect results of operations or financial position. To date, the Company has not operated in any business activity.

     11.  Pensions and Other Post-Retirement Benefits -

     Effective December 31, 1998, the Company adopted the provisions of SFAS No. 132, Employers' Disclosures about Pensions and Other Post-Retirement Benefits ('SFAS 132"). SFAS 132 supersedes the disclosure requirements in SFAS No. 87, Employers' Accounting for Pensions, and SFAS No. 106, Employers' Accounting for Post- Retirement Benefits Other Than Pensions. The overall objective of SFAS 132 is to improve and standardize disclosures about pensions and other post-retirement benefits and to make the required information more understandable. The adoption of SFAS 132 did not affect results of operations or financial position.

     The Company has not initiated benefit plans to date which would require disclosure under the statement.

     12.  Derivative Instruments -

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and
Hedging Activities ('SFAS 133"), which is required to be adopted in years beginning after June 15, 1999. SFAS 133 will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company has not yet determined what the effect of SFAS 133 will be on earnings and the financial position of the Company, however it believes that it has not to date engaged in significant transactions encompassed by the statement.

13.  Advertising Costs -

     Advertising costs generally will be charged to operations in the year incurred. The Company has not incurred any advertising costs from its inception to December 31, 2000.

NOTE B - STOCKHOLDERS' EQUITY

     On September 25, 1997 the Company issued 5,000,000 shares of its $.001 par value common stock for services with a fair value of $5,000. On September 7, 2000 the Company issued 20,000,000 shares of its $.001 par value common stock for a subscription receivable of $20,000 from an officer. On September 7, 2000 an officer contributed 1,715,000 shares of the Company's $.001 par value common stock. These shares were canceled by the Company on September 7, 2000.

NOTE C - RELATED PARTY TRANSACTIONS

     In addition to the common stock transactions described in Note B - Stockholders' Equity, the Company received advances of $5,025 during fiscal 2000 from a Company that is considered to be a related party. These advances were used for legal and transfer fees.

     The Company neither owns nor leases any real or personal property. Office services are provided without charge by officers of the Company. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may become involved in other business activities in the future. Such business activities may conflict with the activities of the Company. The Company has not formulated a policy for the resolution of any such conflicts that may arise.


NOTE D - GOING CONCERN

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a merger with an existing operating company.

NOTE E - WARRANTS AND OPTIONS

     There are no warrants or options outstanding to acquire any additional shares of common stock.

NOTE F - DEVELOPMENT STAGE ACTIVITIES

     The Company is seeking business opportunities. At this time, the Company has no proposal, agreement, understanding or arrangement to acquire or merge with any specific business or company.

NOTE G - INCOME TAXES

     The provision (credit) for income taxes consists of the following:

                                                   Inception
                                                   September 24, 1997
                                 2000       1999      to December 31, 2000

     Federal                  $ (1,407)     $ -          $ (2,116)
     State                        (546)       -              (821)
          Subtotal            $ (1,953)     $ -          $ (2,937)

Less: Company tax benefits
      dependent upon future
      taxable earnings and
      not recognized at
      this time                  1,953        -             2,937

          Total               $    -0-    $  -0-         $   -0-







                                                   Inception
                                                   September 24,1997
                                2000         1999      to December 31, 2000

     Current                $ (1,953)      $   -          $ (2,937)
     Deferred                    -             -               -
          Subtotal          $ (1,953)      $   -          $ (2,937)

     Less:
  Company tax benefits not
  recognized at this time      1,953           -             2,937
          Total              $   -0-       $  -0-         $    -0-

     At December 31, 2000, the Company had approximately $15,000 of Federal and State net operating loss carryforwards available to offset future taxable income. The State loss carryforwards of approximately $15,000 is available indefinitely. The Federal net operating loss carryforwards of a similar amount will expire as follows:

                    2012                     $  5,000
                    2020                       10,000
                    Total                    $ 15,000

     Total Federal tax expense (credit) for years ended December 31, 2000 and 1999 and from inception to December differed from the amount computed by applying the U.S. Federal income tax rate of 34% to income (loss) from continuing operations before income tax for the following reasons:




                                                 Inception
                                                 9/24/97

                                 2000          1999         to 12/31/00
                                 Percent       Percent      Percent
                                 of Pre-Tax    of Pre-Tax   of Pre-Tax
                                 Amount (loss) Amount(Loss) Amount(Loss)
Income (loss) before provision
   (credit) for income taxes    (9,925) (100)%   -      - % (14,925)(100)%

Computed expected tax expense
   (credit)                     (3,375) (34)%    -      - %  (5,075) (34)%
Federal tax (benefit) of State
   income tax                      186    2      -      -       280    2
Sur Tax Exemption                1,782   18      -      -     2,679   18







                                                   Inception
                                                   9/24/97

                                  2000          1999         to 12/31/00
                                Percent       Percent        Percent
                                of Pre-Tax    of Pre-Tax     of Pre-Tax
                               Amount(Loss)  Amount(Loss)    Amount(Loss)
     Subtotal                  (1,407)(14)%     -     -%    $ (2,116)(14)%

Less: Tax benefits not recognized
         for financial reporting
         purposes               1,407  14       -     -        2,116  14

Actual Federal income tax
   expense (credit)                 -   - %     -     -%    $    -     - %


See Accompanying Notes to Financial Statements.

                                   -4-
                            PART III

ITEM 1.   INDEX TO EXHIBITS


 Form 1-A
 Exhibit    Description                               Number

            Articles of Incorporation                 (2)(a)

            Articles of Amendment to the Articles of  (2)(b)
     Incorporation

            By Laws                                   (2)(c)

     (10)   Consent of Counsel                        (a)

     (10)   Consent of CPA                            (b)

     (11)   Opinion of Counsel (Included within Exhibit
            Number                                    (10)(a)

     (27)   Financial Data Schedule
















                              SIGNATURES



          In   accordance  with  Section  12  of  the  Securities
Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                             Indiginet, Inc.

Dated:    January  January 31, 2001
By:     /S/Jeffrey Black
           Jeffrey Black
           President, Secretary,
           Treasurer and Director



          Pursuant to the requirements of the Securities Exchange
Act of 1934, this registration statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Dated:      January 31, 2001    By:/S/Jeffrey Black
                                   Jeffrey Black
                                   President, Secretary,
                                   Treasurer and Director,
                                   Chief Financial Officer
                                   and
                                   Chief Accounting Officer











                                       EXHIBITS 10(A) AND 11



                January 31, 2001


U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549


Re:  Indiginet, Inc.
     Form 10-SB Registration Statement
     Exhibit Numbers 10(a) and 11

     The common shares of Indiginet, Inc. are legally issued, fully paid and non-assessable.

     The law firm of Christopher J. Moran, Jr. consents to be named in the captioned Form 10-SB Registration Statement and further consents to the use of this opinion and consent in the captioned Form 10-SB Registration Statement.




                                   Christopher J. Moran, Jr.
                                   Attorney at Law


                                   By:__/S/_______________
                                       Christopher J. Moran,Jr.

















                              EXHIBIT 10(b)



              INDEPENDENT AUDITOR'S CONSENT REPORT



Shareholders and Board of Directors
Indiginet, Inc. (a Florida Corporation)
74-478 Highway #111, #372
Palm Desert, California


     As an independent Certified Public Accountant, I hereby consent to the inclusion of my report dated January 18, 2001 in the Indiginet, Inc. (a Florida Corporation) Form 10-SB General Form for Registration of Securities of Small Business Issuers Under Section 12(b) or (g) of the Securities Exchange Act of 1934, to be filed for the Company for the year ended December 31, 2000 and to all references to my firm included in this registration statement.





                                    /s/
                                   Larry Wolfe
                                   Certified Public Accountant

Miami, Florida
January 31, 2001






                         ARTICLES OF INCORPORATION
                                    OF
                          OCTOBER PROJECT I CORP.



The undersigned, desiring to form a corporation (the
"Corporation") under the laws of Florida, hereby adopts the following Articles of Incorporation:

ARTICLE I
CORPORATE NAME

The name of the Corporation is OCTOBER PROJECT I CORP.

ARTICLE II
PURPOSE

The Corporation shall be organized for any and all purposes authorized under the laws of the state of Florida.

ARTICLE III
PERIOD OF EXISTENCE

The period during which the Corporation shall continue is perpetual.

ARTICLE IV
SHARES

The capital stock of this corporation shall consist of 50,000,000 shares of common stock, $.001 par value.



ARTICLE V
PLACE OF BUSINESS

The initial address of the principal place of business of this corporation in the State of Florida shall be 7695 S.W.
104' Street, Suite 210, Miami, FL 33156. The Board of
Directors may at any time and from time to time move the principal office of this corporation.

ARTICLE VI
DIRECTORS AND OFFICERS

The business of this corporation shall be managed by its Board of Directors. The number of such directors shall be not be less than one (1) and, subject to such minimum may be increased or decreased from time to time in the manner provided in the By-Laws.


The number of persons constituting the initial Board of Directors shall be 1. The Board of Directors shall be elected by the Stockholders of the corporation at such time and in such manner as provided in the By-Laws. The name and addresses of the initial Board of Directors and officers are as follows:

Eric P. Littman
President/Secretary/Director
7695 S.W. 104 1h Street
Suite 210
Miami, FL 33156

ARTICLE VII
DENIAL OF PREEMPTIVE RIGHTS

No shareholder shall have any right to acquire shares or other securities of the Corporation except to the extent such right may be granted by an amendment to these Articles of Incorporation or by a resolution of the board of Directors.

ARTICLE VIII
AMENDMENT OF BYLAWS

Anything in these Articles of Incorporation, the Bylaws, or the Florida Corporation Act notwithstanding, bylaws shall not be adopted, modified, amended or repealed by the shareholders of the Corporation except upon the affirmative vote of a simple majority vote of the holders of all the issued and outstanding shares of the corporation entitled to vote thereon.

ARTICLE IX
SHAREHOLDERS

9. 1. Inspection of Books. The board of directors shall make reasonable rules to determine at what times and places and under what conditions the books of the Corporation shall be open to inspection by shareholders or a duly appointed representative of a shareholder.

9.2. Control Share Acquisition. The provisions relating to any control share acquisition as contained in Florida
Statutes now, or hereinafter amended, and any successor provision shall not apply to the Corporation.

9.3. Quorum. The holders of shares entitled to one-third of the votes at a meeting of shareholder's shall constitute a quorum.

9.4. Required Vote. Acts of shareholders shall require the approval of holders of 50.01% of the outstanding votes of shareholders.


ARTICLE X
LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

To the fullest extent permitted by law, no director or officer of the Corporation shall be personally liable to the Corporation or its shareholders for damages for breach of any duty owed to the Corporation or its shareholders. In addition, the Corporation shall have the power, in its By-Laws or in any resolution of its stockholders or directors, to undertake to indemnify the officers and directors of this corporation against any contingency or peril as may be determined to be in the best interests of this corporation, and in conjunction therewith, to procure, at this corporation's expense, policies of insurance.

ARTICLE XI
SUBSCRIBER

The name and address of the person signing these Articles of Incorporation as subscriber is:

Eric P. Littman

7695 S.W. 104 th Street
Suite 210
Miami, FL 33156


ARTICLE XII

CONTRACTS

No contract or other transaction between this corporation and any person, firm or corporation shall be affected by the fact that any officer or director of this corporation is such other party or is, or at some time in the future becomes, an officer, director or partner of such other contracting party, or has now or hereafter a direct or indirect interest in such contract.



ARTICLE XIII

RESIDENT AGENT

The name and address of the initial resident agent of this corporation is:

Eric P. Littman
7695 S.W. 104 th Street
Suite 210
Miami, FL 33156








IN WITNESS WHEREOF, I have hereunto subscribed to and executed these Articles of Incorporation this on September
23, 1997

Subscribed and Sworn on September 23, 1997 Before me:


My Commission Expires:

ISABEL J. GANTERA
/s/ ISABEL J. GANTERA

My Commission  # CC 429309
Expires: February 25, 1999
Bonded Thru Notary Public Underwriters


Eric P. Littman, subscriber
/s/ Eric P. Littman











CERTIFICATE DESIGNATING PLACE OF BUSINESS OR
DOMICILE FOR SERVICE OF PROCESS WITHIN THIS STATE
NAMING THE AGENT UPON WHOM PROCESS MAY BE SERVED



Having been named to accept service of process for OCTOBER
PROJECT I CORP. at the place designated in the Articles of Incorporation, the undersigned is familiar with and accepts the obligations of that position pursuant to F.S.
607.0501(3).

Eric P. Littman
/s/ Eric P. Littman




ARTICLES OF AMENDMENT TO
OCTOBER PROJECT I CORP.

THE UNDERSIGNED, being the sole director and president of October 1, Corp., does hereby amend its Articles of Incorporation as follows:

ARTICLE I
NAME

1 . The name of this corporation shall be INDIGINET, INC.

I hereby certify that the following was adopted by a majority vote of the shareholders and directors of the corporation on September 6, 2000 and that the number of votes cast was sufficient for approval.

IN WITNESS WHEREOF, I have hereunto subscribed to and executed this Amendment to the Articles of Incorporation on September 6, 2000.





Eric P. Littman,                             President and Sole Director
/s/ Eric P. Littman






The foregoing instrument was acknowledged before me on September 6, 2000 by Eric P. Littman who is personally known to me.

My commission expires:

Jennifer Barrueta
/s/ Jennifer Barrueta










                                BY-LAWS
                                   OF
                         OCTOBER PROJECT I CORP.




ARTICLE 1. MEETINGS OF SHAREHOLDERS

Section 1. Annual Meeting. The annual meeting of the shareholders of this corporation shall be held on the 30th day of June of each year or at such other time and place designated by the Board of Directors of the corporation.
Business transacted at the annual meeting shall include the election of directors of the corporation. If the designated day shall fall on a Sunday or legal holiday, then the meeting shall be held on the first business day thereafter.

Section 2 Special meetings.
Special meetings of the shareholders shall be held when directed by the President or the Board of Directors, or when requested in writing by the holders of not less than 10% of all the shares entitled to vote at the meeting. A meeting requested by shareholders shall be called for a date not less than 3 nor more than 30 days after the request is made, unless the shareholders requesting the meeting designate a later date. The call for the meeting shall be issued by the Secretary, unless the President, Board of Directors, or shareholders requesting the meeting shall designate another person to do so.

Section 3. Place. Meetings of shareholders shall be held at the principal place of business of the corporation or at such other place as may be designated by the Board of Directors.

Section 4. Notice. Written notice stating the place, day and hour of the meeting and in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than 3 nor more than 30 days before the meeting, either personally or by first class mail, or by the direction of the President, the Secretary or the officer or persons calling the meeting to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail addressed to the shareholder at his address as it appears on the stock transfer books of the corporation, with postage thereon prepaid.

Section 5. Notice of Adjourned Meeting. When a meeting is adjourned to another time or place, it shall not be necessary to give any notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken, and at the adjourned meeting any business may be transacted that might have been transacted on the original date of the meeting. If, however, after the adjournment the Board of Directors fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given as provided in this Article to each shareholder of record on a new record date entitled to vote at such meeting.

Section 6. Shareholder Quorum and Voting. A majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. If a quorum is present, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the shareholders unless otherwise provided by law.

Section 7. Voting of Shares, Each outstanding share shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders.

Section 8. Proxies. A shareholder may vote either in person or by proxy executed in writing by the shareholder or his duly authorized attorney-in-fact. No proxy shall be valid after the duration of 11 months from the date thereof unless otherwise provided in the proxy.

Section 9. Action by Shareholders Without a Meeting. Any action required by law or authorized by these by-laws or the Articles of Incorporation of this corporation or taken or to be taken at any annual or special meeting of shareholders, or any action which may be taken at any annual or special meeting of shareholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

ARTICLE 11. DIRECTORS

Section 1. Function. All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be managed under the direction of, the Board of Directors.

Section 2. Qualification. Directors need not be residents of this state or shareholders of this corporation.

Section 3. Compensation. The Board of Directors shall have authority to fix the compensation of directors.

Section 4. Presumption of Assent. A director of the corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless he votes against such action or abstains from voting in respect thereto because of an asserted conflict of interest.

Section 5. Number. This corporation shall have a minimum of 1 director but no more than 7.

Section 6. Election and Term. Each person named in the Articles of Incorporation as a member of the initial Board of Directors shall hold office until the next shareholder meeting or until his earlier resignation, removal from office or death. If no shareholder meeting takes place, each director shall continue serve until such meeting takes place. At each shareholder the shareholders shall elect directors to hold office until the next succeeding shareholder meeting. Each director shall hold office for a term for which he is elected and until his successor shall have been elected and qualified or until his earlier resignation, removal from office or death.

Section 7. Vacancies. Any vacancy occurring in the Board of Directors, including any vacancy created by reason of an increase in the number of Directors, may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors. A director elected to fill a vacancy shall hold office only until the next election of directors by the shareholders.

Section 8. Removal of Directors. At a meeting of shareholders called expressly for that purpose, any director or the entire Board of Directors may be removed, with or without cause, by a vote of the holders of a majority of the shares then entitled to vote at an election of directors.

Section 9. Quorum and Voting. A majority of the number of directors fixed by these by-laws shall constitute a quorum for the transaction of business. The act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 10. Executive and Other Committees. The Board of Directors, by resolution adopted by a majority of the full Board of Directors, may designate from among its members an executive committee and one or more other committees each of which, to the extent provided in such resolution shall have and may exercise all the authority of the Board of Directors, except as is provided by law.

Section 11. Place of Meeting. Regular and special meetings of the Board of Directors shall be held at the principal place of business of the corporation or as otherwise determined by the Directors.

Section 12. Time, Notice and Call of Meetings. Regular meetings of the Board of Directors shall be held without notice on the first Monday of the calendar month two (2) months following the end of the corporation's fiscal, or if the said first Monday is a legal holiday, then on the next business day. Written notice of the time and place of special meetings of the Board of Directors shall be given to each director by either personal delivery, telegram or cablegram at least three (3) days before the meeting or by notice mailed to the director at least 3 days before the meeting.

Notice of a meeting of the Board of Directors need not be given to any director who signs a waiver of notice either before or after the meeting. Attendance of a director at a meeting shall constitute a waiver of notice of such meeting and waiver of any and all objections to the place of the meeting, the time of the meeting, or the manner in which it has been called or convened, except when a director states, at the beginning of the meeting, any objection to the transaction of business because the meeting is not lawfully called or convened.

Neither the business to be transacted at, nor the purpose, of any regular or special meeting of the Board of Directors need be specified in the notice of waiver of notice of such meeting. A majority of the directors present, whether or not a quorum exists, may adjourn any meeting of the Board of Directors to another time and place. Notice of any such adjourned meeting shall be given to the directors who were not present at the time of the adjournment, and unless the time and place of adjourned meeting are announced at the time of the adjournment, to the other directors. Meetings of the Board of Directors may be called by the chairman of the board, by the president of the corporation or by any two directors.

Members of the Board of Directors may participate in a meeting of such board by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

Section 13. Action Without a Meeting. Any action, required to be taken at a meeting of the Board of Directors, or any action which may be taken at a meeting of the Board of Directors or a committee thereof, may be taken without a meeting if a consent in writing, setting forth the action so to be taken, is signed by such number of the directors, or such number of the members of the committee, as the case may be, as would constitute the requisite majority thereof for the taking of such actions, is filed in the minutes of the proceedings of the board or of the committee. Such actions shall then be deemed taken with the same force and effect as though taken at a meeting of such board or committee whereat all members were present and voting throughout and those who signed such action shall have voted in the affirmative and all others shall have voted in the negative. For informational purposes, a copy of such signed actions shall be mailed to all members of the board or committee who did not sign said action, provided however, that the failure to mail said notices shall in no way prejudice the actions of the board or committee.

ARTICLE Ill. OFFICERS

Section 1. Officers. The officers of this corporation shall consist of a president, a secretary and a treasurer, each of whom shah be elected by the Board of Directors. Such other officers and assistant officers and agents as may be deemed necessary may be elected or appointed by the Board of Directors from time to time. Any two or more offices may be held by the same person.

Section 2. Duties. The officers of this corporation shall have the following duties:

The President shall be the chief executive officer of the corporation, shall have general and active management of the business and affairs of the corporation subject to the directions of the Board of Directors, and shall preside at all meetings of the shareholders and Board of Directors.

The Secretary shall have custody of, and maintain, all of the corporate records except the financial records; shall record the minutes of all meetings of the shareholders and Board of directors, send all notices of all meetings and perform such other duties as may be prescribed by the Board of Directors or the President.

The Treasurer shall have custody of all corporate funds and financial records, shall keep full and accurate accounts of receipts and disbursements and render accounts thereof at the annual meetings of shareholders and whenever else required by the Board of Directors or the President, and shall perform such other duties as may be prescribed by the Board of Directors or the President.

Section 3. Removal of Officers. An officer or agent elected or appointed by the Board of Directors may be removed by the board whenever in its judgment the best interests of the corporation will be served thereby. Any vacancy in any office may be filed by the Board of Directors.

ARTICLE IV. STOCK CERTIFICATES

Section 1. Issuance. Every holder of shares in this corporation shall be entitled to have a certificate representing all shares to which he is entitled. No certificate shall be issued for any share until such share is fully paid.

Section 2. Form. Certificates representing shares in this corporation shall be signed by the President or Vice
President and the Secretary or an Assistant Secretary and may be sealed with the seal of this corporation or a facsimile thereof.

Section 3. Transfer of Stock. The corporation shall register a stock certificate presented to it for transfer if the certificate is properly endorsed by the holder of record or by his duly authorized attorney.

Section 4. Lost, Stolen or Destroyed Certificates. If the shareholder shall claim to have lost or destroyed a certificate of shares issued by the corporation, a new certificate shall be issued upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed, and, at the discretion of the Board of Directors, upon the deposit of a bond or other indemnity in such amount and with such sureties, if any, as the board may reasonably require.

ARTICLE V. BOOKS AND RECORDS
Section 1. Books and Records. This corporation shall keep correct and complete books and records of account and shall keep minutes of the proceedings of its shareholders, Board of Directors and committee of directors.

This corporation shall keep at its registered office, or principal place of business a record of its shareholders, giving the names and addresses of all shareholders and the number of the shares held by each.

Any books, records and minutes may be in written form or in any other form capable of being converted into written form within a reasonable time.

Section 2. Shareholders' Inspection Rights. Any person who shall have been a holder of record of shares of voting trust certificates there for at least six months immediately preceding his demand or shall be the holder of record of, or the holder of record of voting trust certificates for, at least five percent of the outstanding shares of the corporation, upon written demand stating the purpose thereof, shall have the right to examine, in person or by agent or attorney, at any reasonable time or times, for any proper purpose its relevant books and records of accounts, minutes and records of shareholders and to make extracts therefrom.

Section3. Financial Information. Not later than four months after the close of each fiscal year, this corporation shall prepare a balance sheet showing in reasonable detail the financial condition of the corporation as of the close of its fiscal year, and a profit and loss statement showing the results of the operations of the corporation during the fiscal year.

Upon the written request of any shareholder or holder of voting trust certificates for shares of the corporation, the corporation shall mail to each shareholder or holder of voting trust certificates a copy of the most recent such balance sheet and profit and loss statement. The balance sheets and profit and loss statements shall be filed in the registered office of the corporation in this state, shall be kept for at least five years, and shall be subject to inspection during business hours by any shareholder or holder of voting trust certificates, in person or by agent.

    ARTICLE A. DIVIDENDS

The Board of Directors of this corporation may, from time to time, declare and the corporation may pay dividends on its shares in cash, property or its own shares, except when the corporation is insolvent or when the payment thereof would render the corporation insolvent subject to the provisions of the Florida Statutes.

ARTICLE VII. CORPORATE SEAL

The Board of Directors shall provide a corporate seal which shall be in circularform.

ARTICLE VIII. AMENDMENT

These by-laws may be altered, amended or repealed, and new by-laws may be adopted by the a majority vote of the directors of the corporation.